U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: Fiscal Year Ended November 30, 2019 and 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Empire Post Media, Inc.

Full Name of Registrant

Former Name if Applicable

2620 Regatta Drive, Suite 102

 Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89128

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, 11-K Form N-SAR, or Form N-CSR, or portion thereof will be filed as soon as reasonably possible following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form D, or portion thereof, will be filed as soon as reasonably possible following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant’s Annual Report on Form 10-K for the fiscal year ended November 30, 2019 and 2018, cannot be filed within the prescribed time period because the Registrant is experiencing delays in the compilation of certain financial and other information required to be included in the Form 10-K. Because the Registrant has recently devoted substantial time and effort to recent change of control and start up corporate activities, the Registrant does not have adequate time to complete the preparation of its financial statements for the year ended November 30, 2019 by the filing deadline of February 28, 2020 without unreasonable effort or expense. The Registrant will file its Form 10-K Annual Report as soon as practicable and currently anticipates that such Form 10-K will be filed on or prior to March 16, 2020.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ted Campbell	(903) 267-6100	381-6627
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMPIRE POST MEDIA, INC

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 27, 2020	By:	/s/ Ted Campbell
	Name:	Ted Campbell
	Title:	Secretary